SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   *       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   *

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 9, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated March 9, 2004, the Company reported that a holder of Company’s Convertible Notes exercised it conversion rights. Hence, the Company shall issue 7,665,596 shares, face value pesos 0.1 (V$N 0.1) each, and cancel Convertible Notes for an amount of US$ 261,446. The conversion was performed according to terms and conditions established in the prospectus of issuance and according to Law N° 23,576 and Law N° 19,550, at the conversion rate of 29.32 shares, face value pesos 0.1 per Convertible Note of face value US$ 1. As a result of that conversion the capital stock of the Company goes from 71,990,254.3 to 72,756,813.9 and the amount of shares of the Company goes from 719,902,543 to 727,568,139. On the other hand, the amount of registered Convertible Notes is U$S 49,069,410.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Responsible of Relationships with the markets

Dated: March 15, 2004